Mail Stop 3561

November 5, 2008

Christopher J. Reading, Chief Executive Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, TX 77042

      Re: **U.S. Physical Therapy, Inc.**
                    Form 10-KSB for Fiscal Year Ended December 31, 2007 and Filed
                    March 21, 2008
                    Schedule 14A Filed April 17, 2008
                    File No. 1-11151

Dear Mr. Reading:

      We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed March 14, 2008

Compensation Discussion and Analysis, page 12

Compensation Philosophy and Objectives, page 13

1. You have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn increases in annual cash incentive awards. In future filings please disclose the specific performance targets used to determine incentive amounts, or

provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Executive Compensation, page 19

2. It is unclear why the annual cash incentive compensation was not included in the non-equity incentive compensation column of the summary compensation table and in the grants of plan based awards table. In future filings please revise, or explain supplementally.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-13357 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel and
                                              Health Care Services

cc: Christopher J. Reading, Chief Executive Officer
By facsimile to (713) 297-7090